6-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY, 2002

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOSEPHINE GOMM
(Registrant)

Date 2 MAY 2002

By [signature]
(Signature) *

News Release

SPIRENT
inspired innovation

801 – 2 May 2002

SPIRENT PLC
CHIEF EXECUTIVE'S AGM STATEMENT

It was with great sadness that we announced yesterday the sudden death of our Non-executive Chairman, Dr George Sarney. He played a pivotal role in the transformation of our Company and he will be greatly missed. Our thoughts and deepest sympathies are with his wife and family at this time.

Spirent plc's trading performance in the first quarter of 2002 was in line with our expectations as stated in our announcement of preliminary results for the year ended 31 December 2001 in February, with all the Company's operating businesses delivering in accordance with plan.

In line with our strategy of being in the forefront with new products and new technologies, the Performance Analysis division has recently launched a number of products addressing the 40 gigabit optical network, wireless position location testing, expanded router testing and application layer testing markets. Despite a reduction in some of our customers' capital expenditure budgets, we have maintained our rate of order intake and sales at the same level as the last two quarters of 2001 but forward visibility remains short, as is characteristic of this business.

The Service Assurance division generated revenues in accordance with plan in the first quarter and in line with activity in the previous two quarters. DSL related business remained firm, private line DS1/DS3/SONET test and management activity was resilient and several new wireless contracts, including Verizon Wireless, were signed. In line with the seasonality of this business, the order book has seen a reduction quarter on quarter but we are encouraged by current prospects. We continue to deploy the CenterOp™ suite of software products and have seen continued growth of software as a percentage of overall business.

Our Network Products group achieved an encouraging performance for the first quarter, reflecting some firming in their markets.

Cost savings from last year's reorganisation programme are being realised as expected and operating cash generation has continued to be positive. Net debt, which at the end of the first quarter stood at £171 million, was reduced by the receipt of £42 million on 1 April 2002 from the sale of the non-core aerospace component businesses.

Although business conditions remain challenging, we are strengthening our position by developing integrated products and solutions that deliver cost saving opportunities and time-to-market advantages to our customers. While there are no current indications of recovery in the telecommunications market, we are intent on making further progress through investment in new product initiatives and focused marketing to ensure we are well positioned to benefit from the upturn when it comes.

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Enquiries

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Investor Relations Catherine Nash	Spirent plc	+44 (0)1293 767676
Media Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialize new products and services; risks relating to the acquisition or sale of businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to grow in e-commerce; our ability to attract and retain qualified personnel; risks of doing business internationally; and risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.